July 11, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	YayYo, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-224549

Dear Mr. Derby:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated July 2, 2018 (the “Comment Letter”) relating to the filing made by YayYo, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 9

1.	We note that you revised the cover page in response to prior comment 3 to indicate that you have elected not to use the extended transition period for complying with new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. However, on page 10 you indicate that you have elected to avail yourself of the extended transition period and, as a result, you will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies. Please revise this apparent inconsistency. To the extent you elected not to avail yourself of the extended transition period, you should clearly indicate that such election is irrevocable.

The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement to indicate that the Company will elect to use the extended transition period for complying with new or revised accounting standards.

Securities and Exchange Commission
July 11, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

2.	We note your revised disclosures in response to prior comment 9. Please further revise to include a discussion of any key performance indicators that management uses in managing the business. Also, disclose what costs are included in your cost of goods sold. Refer to Section III.B of SEC Release No. 33-8350.

The MD&A disclosure have been revised to discuss the key performance indicator, which is weekly revenue per vehicle that management uses in managing the business. The MD&A has also been revised to indicate the costs that are included in cost of goods sold.

Liquidity, Capital Resources, and Plan of Operations, page 49

3.	We note your revised disclosures in response to our prior comment 10 where you state that you cannot assure your business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to fund your other liquidity needs. Please tell us how this compares with the revised disclosures on page 49 where you state that the cash flow from the vehicle leasing business and capital resources is sufficient for you to continue to your current operations, or revise accordingly. Also, disclose the minimum period of time that you will be able to conduct your planned operations using currently available cash resources without regard to any proceeds that you expect to receive from the exercise of warrants or additional financing. Refer to FRC 501.03(a) and Section IV of SEC Release No. 33-8350.

The disclosures on page [10] and page [47] have been revised so that the risk factor disclosure and the discussion in the MD&A liquidity section are consistent. The Company will need to raise additional capital in order execute its business plan and growth goals for at least the next twelve-month period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. If sufficient capital is cannot be raised the Company believes it cash sustain current operations for at least the next twelve months by reducing overhead and scaling back its business plan.

Securities and Exchange Commission
July 11, 2018

Description of Securities, page 83

4.	We note that Article XII of your amended and restated bylaws includes a provision naming the state courts in Delaware, or if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware, as the exclusive forum for the actions described in the article. Please describe in this section of your filing the exclusive forum provision and the types of actions to which it relates, and disclose that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

In response to the Staff’s comment, we have added the below language in the Description of Securities to summarize the exclusive forum provision.

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain actions against the Company.

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state court in the State of Delaware (or, if that court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers.

Notes to Consolidated Financial Statements

Note 6. Lease Obligations, page F-13

5.	Based on the information provided in response to prior comment 17, the 350,000 shares of common stock granted to ACME as additional consideration appears to be an up-front lease payment and therefore, should be included in the calculation of the right-of-use asset pursuant to ASC 842-20-30-5. Please revise your financial statements

The Company has revised its financial statement to reflect the 350,000 shares of common stock granted to ACME as an up-front lease payment and therefore included in the value of the leased vehicles. Increasing the value of the leased vehicles for the value of the 350,000 shares of common stock resulted in the carrying amount of the vehicles exceeding the fair value of the vehicles. Accordingly, the Company has taken an impairment charge to reduce the carrying value of the vehicles to fair value.

Securities and Exchange Commission
July 11, 2018

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Ramy El-Batrawi
Ross David Carmel